UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 19, 2006

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices)
(Zip Code)

(866) 655-1605
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On January 19, 2006, the Registrant mailed to its investors the third quarter report summary attached hereto as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

(c)   *Exhibits.*

99.1   Third Quarter Report Summary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: January 24, 2006

By: /s/ Gerald J. Reihsen, III
    Gerald J. Reihsen, III
    Executive Vice President – Corporate
    Development & Legal and Secretary

3

Exhibit 99.1

Behringer Harvard REIT I, Inc. is a real estate investment trust (REIT) focused primarily on high quality, multi-tenant office properties in major metropolitan markets. The Fund seeks a total return for its investors through a combination of current income, capital preservation and capital appreciation over the targeted fund life of 8-12 years from initial offering termination (February 2005). As of September 30, 2005, the Fund's portfolio included 19 office properties in eight states and the District of Columbia.

Corporate Headquarters
15601 Dallas Parkway
Suite 600
Addison, Texas 75001
866.655.3600
behringerharvard.com

Investor Information
For additional information about Behringer Harvard and its real estate programs, please contact us at 866.655.3650.

BEHRINGER HARVARD REIT I, INC.

Q 3

THIRD QUARTER REPORT SUMMARY



One Financial Plaza



Buena Vista Plaza



Riverview Tower



Gateway 12



Gateway 22



Gateway 23



15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
866.655.3600



Southwest Center



Alliance Data Center





LETTER FROM THE CEO

Dear Shareholder:

It has been an active and exciting third quarter for Behringer Harvard REIT I, Inc. in terms of asset growth and financial momentum.

We began the third quarter with 12 assets in the Fund's portfolio and ended with 19, in July alone acquiring six properties. All of these, which are pictured on the back of this report, are 100% leased with the exception of One Financial Plaza, which currently stands at approximately 87% leased.

- The Western Portfolio — A five-building portfolio consisting of Gateway 12, 22, 23 buildings, collectively 167,593 square feet of suburban office space in Diamond Bar, California; Southwest Center, a three-story, 88,335 square foot building in Portland (Tigard), Oregon; and Alliance Data Center, a three story building with 230,061 square feet in Dallas (Richardson), Texas.

- Buena Vista Plaza — A seven-story, 115,130 square foot office building in Burbank, California, located in the heart of the nation's entertainment industry.

- One Financial Plaza — A 393,902 square foot, 27-story office building situated in the Minneapolis, Minnesota central business district.

In the fourth quarter, we acquired two additional assets:

- Riverview Tower — Knoxville's premier downtown office tower, comprising 334,196 square feet in 24 stories (acquired October 5, and pictured on back panel).

- 1325 G Street — Located in the same block as another REIT property, just two blocks from the White House in Washington, D.C., a 10-story building with 306,563 square feet of rentable space (acquired November 15, not pictured).

The market for office space across the U.S. continued to tighten through the third quarter. Fundamentals improved somewhat, according to Reis, Inc., a Manhattan-based real estate research firm. Office vacancies nationally dipped to 15.1%, their lowest level in 3.5 years, and lease rates strengthened over mid-year levels. New office space completed in the third quarter trailed year- ago levels by more than 20%. Reis projects that new space coming on market in 2005 will exceed that of 2004, but that with anticipated absorption in 2006, office vacancy rates could drop below 14%. At the same time, the amount of capital flowing into real estate continues to run ahead of 2004 levels. Your Board of Directors and management is focused on growing the Fund's portfolio by adding high-quality assets in major markets that meet our financial goals.

Consistent with previous quarters, the Board of Directors declared distributions for the months of October, November and December, 2005 that will equal a daily amount of $.0019178 per share of common stock, which is equivalent to an annual distribution rate of 7% based on a market share rate of $10.00.

Sincerely,

/s/ Robert M. Behringer
Robert M. Behringer
Chairman & Chief Executive Officer



This quarterly report contains forward-looking statements, including discussion and analysis of the financial condition of Behringer Harvard REIT I, Inc. (which may be referred to as the "Company," "we," "us," or "our") and our subsidiaries, our anticipated capital expenditures required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors to not place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of these factors and the risk factors identified in the "Risk Factors" section of our Registration Statement on Form S-3, as filed with the Securities and Exchange Commission.

BEHRINGER HARVARD REIT I, INC.
FINANCIAL HIGHLIGHTS   *(Unaudited)*

(in thousands, except per share data)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Total revenue	$ 10,729	$ —	$ 16,469	$ —
Total expenses	12,937	887	23,690	1,505
Interest income	850	72	1,444	147
Equity in earnings of investments in tenant-in-common interests	718	366	2,442	534
FFO & EBITDA				
Funds from Operations (FFO)(a)	$ 6,566	$ 169	$ 11,178	$ 136
Interest expense	4,280	491	8,123	719
Rate lock extension recoveries, net	(975)	—	(525)	—
Earnings before Interest, Taxes, Depreciation & Amortization (EBITDA)	$ 9,871	$ 660	$ 18,776	$ 855

SUMMARIZED BALANCE SHEET

	Sept. 30, 2005 (unaudited)	Dec. 31, 2004
Total assets	$ 841,049	$ 198,888
Total liabilities	$ 372,377	$ 88,967
Minority Interest	3,500	—
Total stockholders' equity	465,172	109,921
Total liabilities and stockholders' equity	$ 841,049	$ 198,888

(a) FFO is defined by the National Association of Real Estate Investment Trusts as net income, computed in accordance with accounting principles generally accepted in the United States of America ("GAAP") excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. FFO should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

Current Fund Assets

250 W. Pratt
Baltimore, MD

2383 Utah
Los Angeles (El Segundo), CA

9100 Mineral Circle Building
Denver (Centennial), CO

Alamo Plaza
Denver, CO

Ashford Perimeter
Atlanta, GA

Buena Vista Plaza
Los Angeles (Burbank), CA

Colorado Building
Washington, D.C.

Downtown Plaza
Los Angeles (Long Beach), CA

Enclave On The Lake
Houston, TX

Lawson Commons
St. Paul, MN

Minnesota Center
Minneapolis (Bloomington), MN

One Financial Plaza
Minneapolis, MN

St. Louis Place
St. Louis, MO

Travis Tower
Houston, TX

Gateway 12, 22 & 23
Diamond Bar, CA

Southwest Center
Portland (Tigard), OR

Alliance Data Center
Dallas, TX

1325 G Street (acquired Oct. 2005)
Washington, D. C.

Riverview Tower (acquired Nov. 2005)
Knoxville, TN